Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the month ended January 31, 2023 and 2022

The financial information of Itaú Corpbanca as of and for the month ended January 31, 2023 and 2022 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jan'23	Jan'22
Total loans			26,433,930	24,504,743
Total assets			39,936,925	37,153,646

Deposits and other demand liabilities			5,484,010	7,409,251
Time deposits and other time liabilities			12,407,212	9,836,447
Interbank borrowings			4,645,386	4,876,290
Debt and regulatory capital instruments issued			7,954,522	6,730,244

Equity			3,329,058	3,418,314
Total equity attributable to equity holders of the Bank			3,326,467	3,346,355
Non-controlling interest			2,591	71,959

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	1M'23	1M'22	1M'23	1M'22
Net operating profit before provision for loan losses	75,534	69,045	121,870	98,848
Loan losses expense[2]	(34,438)	(15,568)	(34,438)	(15,568)
Total operating expenses	(57,237)	(58,431)	(57,237)	(58,431)
Operating income	(16,141)	(4,954)	30,195	24,849
Income from investments in companies	-	0	-	0
Operating income before income taxes	(16,141)	(4,954)	30,195	24,849
Income taxes	43,294	31,622	(3,042)	1,819
Consolidated income for the period	27,153	26,668	27,153	26,668

Net income attributable to holders of the Bank	27,149	26,452	27,149	26,452
Non-controlling interest	4	217	4	216

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad.

2 - Includes Ch$6.6 billion of additional provisions established during the period ended January 31, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer